Exhibit 99.1

NEWS RELEASE

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS FOURTH QUARTER AND YEAR 2004 RESULTS

Year 2004

•	Chartered revenues of $932.1 million, up 68.9 percent from $551.9 million in 2003. Revenues including Chartered’s share of SMP of $1,102.9 million, up 51.6 percent from $727.7 million in 2003.

•	Net income of $6.6 million compared to a net loss of $291.2 million in 2003.

4Q 2004

•	Chartered revenues of $190.6 million, up 4.3 percent from 4Q 2003 and down 25.9 percent sequentially. Revenues including Chartered’s share of SMP of $204.7 million, down 13.7 percent from 4Q 2003 and down 33.2 percent sequentially.

•	Net loss of $26.8 million, compared to net loss of $43.2 million in 4Q 2003.

SINGAPORE – January 28, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for fourth quarter and year ended December 31, 2004.

“Our revenue growth from 2003 to 2004, despite a disappointing fourth quarter, was around 69 percent at the Chartered level and around 52 percent when our share of SMP revenues is included. This is roughly twice the growth rate of the semiconductor market and also higher than that of the foundry market. While this growth was supported by a favorable market environment in first half of the year, it also reflects the progress we have made in a number of areas,” said Chia Song Hwee, president & CEO of Chartered.

“During the year we ramped up our 0.13-micron technology by four fold over 2003, and it accounted for over a third of the dollar revenue growth. This growth was driven by existing customers and our first-time engagement with an industry leader in the graphics space. To further enhance our technology position, we continued to drive acceptance of the Chartered-IBM leading-edge cross-foundry technology platform for 90 nanometer (nm) and beyond and expand our network of third-party IP and design service providers. In 2004, we announced a sourcing agreement with IBM – our first customer for our 300-millimeter (mm) fab, Fab 7 – for manufacturing 90nm silicon-on-insulator (SOI) products and another agreement with AMD for manufacturing AMD64 microprocessors, opening up markets which we were unable to serve in the past.”

Summary of Fourth Quarter 2004 Performance

•	Revenues were $190.6 million in fourth quarter 2004, up 4.3 percent from $182.8 million in fourth quarter 2003. Revenues including Chartered’s share of SMP were down 13.7 percent from $237.2 million in the year-ago quarter, with the largest dollar decline coming from the communications sector followed by the computer sector. Revenues were down 25.9 percent compared to third quarter 2004. Revenues including SMP were $204.7 million, down 33.2 percent from $306.5 million in third quarter 2004 due to decline in the communications and computer sectors.

•	Gross profit was $0.8 million, or 0.4 percent of revenues, down from a profit of $11.1 million, or 6.1 percent of revenues in the year-ago quarter, primarily due to lower work-in-progress inventory build in fourth quarter 2004. Gross profit was down 98.7 percent sequentially from $57.5 million, or 22.4 percent of revenues in third quarter 2004, primarily due to significantly lower revenues.

•	Research and development (R&D) expenses were $28.4 million, a decrease of 7.4 percent from the year-ago quarter, primarily due to lower Electronic Design Automation (EDA)-related expenses.

•	Pre-production fab start-up costs, all related to Fab 7, were $9.9 million compared to $2.3 million in the year-ago quarter, as the activity level increased in support of the Company’s plan to begin commercial production by mid-2005.

•	Sales and marketing expenses were $8.9 million, down 12.8 percent compared to $10.3 million in the year-ago quarter, and a decrease of 9.8 percent from $9.9 million in the previous quarter. The decrease was primarily due to lower financial support for customer prototyping activities.

•	General and administrative (G&A) expenses were $8.0 million, a decrease of 25.2 percent compared to $10.7 million in the year-ago quarter and a decrease of 11.9 percent compared to $9.1 million in the previous quarter, primarily due to lower payroll-related expenses.

•	Other operating expenses (income) were a net credit of $10.0 million, which included a deferred gain of $10.4 million in fourth quarter 2004 resulting from an equipment disposition with CSMC Technologies Corporation that was announced in August 2003.

•	Equity in income (loss) of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was a loss of $10.4 million compared to an income of $14.7 million in the year-ago quarter and an income of $16.1 million in the previous quarter, primarily due to significantly lower revenues.

•	Other income was $24.8 million compared to $5.2 million in the year-ago quarter and $2.8 million in the previous quarter. The increase is primarily due to the recognition of a deferred gain of $14.3 million related to the Technology Transfer and License Agreement (TTLA) and the Operational Assistance Agreement (OAA) with CSMC Technologies Corporation that were announced in August 2003. Other income in fourth quarter 2004 also included a training grant income of $8.4 million.

•	Net interest expense was $1.2 million, a decrease of 84.5 percent from $7.9 million in the year-ago quarter, primarily due to higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6, and to a lesser extent an increase in interest income.

•	Income tax was a benefit of $3.3 million primarily due to reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1, partially offset by a $3.6 million tax on income related to the recognition of the TTLA and the OAA with CSMC Technologies Corporation that were announced in August 2003.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in fourth quarter 2004. CSP remained in a negative net worth position in fourth quarter 2004; therefore, Chartered continued to recognize 100 percent of the joint venture’s results, which were a loss of $38.7 million in the quarter. CSP’s loss increased in fourth quarter 2004 compared to the previous quarter primarily due to lower work-in-progress inventory build and to a lesser extent, due to an increase in depreciation resulting from capacity addition. At the end of the quarter, CSP’s net worth was negative $263.6 million.

•	Net loss was $26.8 million, or negative 14.1 percent of revenues, compared to a net loss of $43.2 million, or negative 23.6 percent of revenues, in the year-ago quarter. Net loss included a reversal of $9.8 million of accrued taxes resulting from the resolution of certain matters related to the closure of Fab 1, and training grant income of $8.4 million, which were not comprehended in Chartered’s mid-quarter guidance issued on December 15, 2004. Excluding these items, net loss would have been $45.0 million, compared to guidance of “a loss of $46 million to $54 million.”

•	Loss per American Depositary Share (ADS) and loss per share in fourth quarter 2004 were $0.11 and $0.01 respectively, compared with a loss per ADS and loss per share of $0.17 and $0.02 respectively in fourth quarter 2003.

Summary of Year 2004 Performance

•	Revenues were $932.1 million, up 68.9 percent compared to $551.9 million in 2003. Revenues including Chartered’s share of SMP were $1,102.9 million, up 51.6 percent from $727.7 million a year ago, driven by increases in all major market sectors with the largest contribution from the communications sector followed by the computer and consumer sectors.

•	Gross profit was $162.8 million, or 17.5 percent of revenues, an improvement from a loss of $96.4 million, or negative 17.5 percent of revenues in 2003, primarily due to significantly higher revenues.

•	R&D expenses were $118.3 million, a decrease of 4.7 percent from $124.1 million in 2003, primarily due to lower R&D expenditures related to 0.13-micron process.

•	Pre-production fab start-up costs, all related to Fab 7, were $33.2 million compared to $9.2 million a year ago, as the activity level increased in support of the Company’s plan to begin commercial production by mid-2005.

•	Sales and marketing expenses were $37.8 million, a decline of 2.6 percent from $38.7 million in 2003, primarily due to lower financial support for customer prototyping activities.

•	G&A expenses were $35.6 million, a decline of 12.8 percent compared to $40.8 million in 2003. The reduction was primarily due to payroll-related expenses and the following:

–	A gain of $3.0 million in first quarter 2004 associated with the resolution of contingencies related to a technology license agreement.

–	A gain of $1.1 million in third quarter 2004 associated with the resolution of a supplier advance that was previously considered doubtful of recovery.

Partially offset by

–	An impairment charge of $1.7 million in second quarter 2004 resulting from the migration to an enhanced manufacturing system.

•	Other operating expenses (income) were a net credit of $10.7 million, which included a deferred gain of $10.4 million in fourth quarter 2004 resulting from an equipment disposition with CSMC Technologies Corporation that was announced in August 2003.

•	Equity in income of SMP was $27.6 million compared to $23.2 million in 2003, primarily due to lower depreciation charge and no interest cost in the second half of 2004 as a result of early repayment of bank loans by SMP.

•	Other income was $52.3 million compared to $23.2 million in 2003. The increase in other income was primarily due to:

–	Recognition of a deferred gain of $14.3 million related to the TTLA and the OAA with CSMC Technologies Corporation that were announced in August 2003.

–	Higher grant income, in particular from the recognition of an income of $10.1 million and a previously deferred grant income of $6.0 million, both in second quarter 2004 arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

•	None of the losses in Chartered’s consolidated joint-venture fab, CSP, were allocated to the minority interest in 2004, compared to $9.5 million in 2003. CSP remained in negative net worth position in 2004; therefore, Chartered continued to recognize 100 percent of the joint venture’s results, which were a loss of $113.9 million in 2004, compared to $171.0 million in the previous year.

•	Net income was $6.6 million, or 0.7 percent of revenues, compared to a net loss of $291.2 million, or negative 52.8 percent of revenues in 2003.

•	Earnings per American Depositary Share (ADS) and earnings per share in 2004 were $0.03 and $0.00 respectively, compared with a loss per ADS and loss per share of $1.16 and $0.12 respectively in 2003.

Wafer Shipments and Average Selling Prices

•	Shipments in fourth quarter 2004 were 191.8 thousand wafers (eight-inch equivalent), a decrease of 4.4 percent compared to 200.6 thousand wafers (eight-inch equivalent) in fourth quarter 2003. Shipments in fourth quarter 2004 decreased by 24.0 percent compared to 252.4 thousand wafers (eight-inch equivalent) shipped in third quarter 2004. Shipments including Chartered’s share of SMP were 200.8 thousand wafers (eight-inch equivalent), a decrease of 14.6 percent compared to 235.0 thousand (eight-inch equivalent) in fourth quarter 2003. Shipments including Chartered’s share of SMP in fourth quarter 2004 decreased by 30.1 percent compared to 287.1 thousand wafers (eight-inch equivalent) shipped in third quarter 2004.

•	Shipments in 2004 were 921.0 thousand wafers (eight-inch equivalent), an increase of 52.0 percent compared to 606.0 thousand wafers (eight-inch equivalent) shipped in 2003. Shipments including Chartered’s share of SMP were 1,035.5 thousand wafers (eight-inch equivalent), an increase of 43.4 percent compared to 722.2 thousand wafers (eight-inch equivalent) in 2003.

•	Average Selling Price (ASP) was $994 per wafer in fourth quarter 2004, a decrease of 2.5 percent from $1,019 per wafer in third quarter 2004, primarily due to product and customer mix. ASP including Chartered’s share of SMP was $1,019 per wafer in fourth quarter 2004 compared to $1,068 per wafer in third quarter 2004.

•	ASP was $1,012 in 2004, an increase of 11.1 percent compared to $911 per wafer in 2003, primarily due to richer product and customer mix. ASP including Chartered’s share of SMP was $1,065 per wafer in 2004 compared to $1,008 per wafer in 2003.

Capacity and Utilization

•	Capacity utilization in fourth quarter 2004 was 61 percent compared to 71 percent in the year-ago quarter, and 89 percent in third quarter 2004. Capacity utilization was 80 percent in 2004 compared to 58 percent in 2003. Total capacity in fourth quarter 2004 was up approximately one percent sequentially. For full year 2004, 0.18-micron and below capacity increased by 46 percent; however, total capacity increased by only three percent, primarily due to the closure of Fab 1 at the end of March 2004.

Utilization Table

     Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Total wafers shipped	235.0	268.4	279.2	287.1	200.8
Total capacity	332.8	331.8	308.0	322.5	327.0
Utilization	71%	81%	90%	89%	61%

Capacity by Fab

Thousand 8” equivalent wafers	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	Est 1Q 2005
Fab 1*	45.5	45.2	—	—	—	—
Fab 2	131.2	129.8	129.8	131.2	131.8	130.6
Fab 3	60.2	61.6	64.4	73.0	73.0	71.4
Fab 5 (Chartered’s share)	34.4	34.4	36.3	37.2	37.0	34.5
Fab 6	61.5	60.8	77.5	81.1	85.2	80.5

Total	332.8	331.8	308.0	322.5	327.0	317.0

*	Fab 1 ceased operations as of March 31, 2004

Market Dynamics

     The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Communications	47%	55%	55%	48%	47%
Computer	32%	28%	29%	36%	31%
Consumer	18%	14%	13%	12%	17%
Other	3%	3%	3%	4%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Americas	61%	66%	64%	61%	67%
Europe	16%	13%	14%	15%	14%
Asia-Pacific	19%	18%	18%	20%	15%
Japan	4%	3%	4%	4%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
0.13 and below	10%	12%	17%	16%	25%
Up to 0.15	16%	13%	8%	5%	3%
Up to 0.18	20%	20%	21%	18%	17%
Up to 0.25	16%	16%	19%	20%	11%
Up to 0.35	20%	22%	24%	28%	26%
Above 0.35	18%	17%	11%	13%	18%

Total	100%	100%	100%	100%	100%

Top Customers

Chartered’s top five customers in 2004, in order of revenue significance (excluding Chartered’s share of SMP revenues), were: Broadcom, Agilent, MediaTek, Freescale and Agere Systems. Collectively, Chartered’s top five customers accounted for approximately 52 percent of total revenues in 2004, compared with 41 percent in the previous year. Broadcom, Agilent and MediaTek each exceeded 10 percent of total revenues in 2004.

Year 2004 Highlights and Events

Technology/300-mm Manufacturing

During the year, Chartered increased 0.13-micron revenues from its total business base by 277 percent from $49.5 million in 2003 to $186.7 million in 2004. Chartered made further progress in enhancing its technology position and continued to drive market acceptance of the Chartered-IBM leading-edge cross-foundry technology platform.

Samsung Electronics joined the technology development partnership with IBM, Chartered and Infineon at the 65nm node, reinforcing the Chartered-IBM technology platform as the preferred alternative industry platform at 90nm and beyond.

Securing its first 90nm volume customer, Chartered began equipment move-in at Fab 7 at the end of March 2004. Exceeding internal targets, Fab 7 achieved functional 0.13-micron 300mm wafers within five months of equipment move-in, and launched engineering 300-mm wafers for both Chartered’s 0.11-micron process and the Chartered-IBM 90nm platform ahead of schedule. Fab 7 moved into pilot production at the end of 2004 and is scheduled for commercial production in mid-2005.

In support of the successful ramp of Fab 7, teams from Chartered have started working in close collaboration with manufacturing process control experts at AMD to integrate portions of AMD’s fab automation technologies and deploy its industry-leading manufacturing methodologies at Fab 7. These technologies, methodologies and skill sets are known collectively as AMD Automated Precision Manufacturing (APM). Additionally, Chartered is implementing PDF Solutions’ Characterization Vehicle Infrastructure across Fab 7’s processes to optimize design rule to process margin sensitivity.

Customers/Operations

In 2004, Chartered announced two milestone sourcing agreements reflecting the growing confidence in Chartered’s leading-edge capabilities and its unique foundry position. IBM awarded Chartered a sourcing agreement under which Chartered will manufacture selected 90nm SOI products for IBM in volume-driven, high-performance solutions beginning in mid-2005. Chartered entered into sourcing and manufacturing technology agreements with AMD, under which Chartered will manufacture AMD64 microprocessors commencing in 2006.

Chartered was honored for continued excellence as a wafer supplier, receiving the “2003 Supplier of the Year” award from SigmaTel, an “Excellent Wafer Supplier” award from Shanghai Fudan Microelectronics, and a “Best-in-Class Supplier” award from Agere Systems. Further, Chartered’s Fab 6 outscored other global semiconductor manufacturing companies to be named Top Fab in 2004 by Semiconductor International, a leading US-based technical publication covering the global semiconductor industry.

EDA / IP

Chartered continued to focus on its strategy to provide customers with an open, standards-based EDA/IP approach that promotes freedom of choice and sourcing flexibility.

Initially launched in March 2004, the Chartered-IBM cross-foundry design enablement program starting at 90nm, counts six leading design solution providers as partners to the program – Artisan Components, Virage Logic, Cadence Design Systems, Magma Design Automation, Mentor Graphics and Synopsys. During the year, Chartered made announcements related to broadening alliances with Nordic VLSI, MoSys, Cadence, Magma, Dai Nippon Printing Co., Ltd., IBM Engineering & Technology Services and Socle Technology Corp.

Financing

Chartered secured financing to support Fab 7’s phase 1 ramp to 15,000 300mm wafers per month capacity. This included a $653 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States, a $200 million term loan facility (with $100 million green-shoe) from Sumitomo Mitsui Banking Corporation and Oversea Chinese Banking Corporation, a $50 million term loan facility from Bank of America, and a $150 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

Review and Outlook

“As we enter 2005, there is still some level of uncertainty in the market regarding inventory levels and the timing of industry recovery. Though it is difficult to predict the exact timing, based on our customer feedback, we believe we will see the trough of the cycle within a couple of quarters,” said George Thomas, vice president & CFO.

“We expect 0.13-micron, 0.11-micron and 90nm technologies to be a large contributor to our revenues in 2005, as customer recognition of our improved competitive position broadens. In order to support the expected growth in customer demand for our 90nm offerings, our 2005 capital expenditure plan has been set at $750 million and it includes equipping Fab 7 to 9,000 wafers per month (twelve-inch) capacity by end of 2005,” Thomas said.

“As the industry continues to work through the excess inventory coupled with the usual seasonal slowness in the first quarter, we expect Chartered’s first quarter 2005 revenues to be down approximately four percent with the previous quarter and revenues including our share of SMP to be down approximately six percent. We see weakness in the communications and computer sectors, partially offset by strength in the consumer sector. The momentum in advanced technology shipments will continue and 0.13-micron and below revenues are expected to grow 15 percent sequentially and represent slightly over 30 percent of total business base revenues.”

The outlook for the first quarter 2005 is as follows:

	4Q 2004		1Q 2005 Guidance
	Actual		Midpoint and range	Sequential change
Revenues	$190.6	M	$183.0M, +/- $3M	Down 2% to 6%
Revenues including Chartered’s share of SMP	$204.7	M	$193.0M, +/- $4M	Down 4% to 8%
ASP	$994		$993, +/- $20	Up 2% to down 2%
ASP including Chartered’s share of SMP	$1,019		$1,008, +/- $25	Up 1% to down 4%
Utilization	61%		60%, +/- 2% pts	—
Gross profit (loss)	$0.8	M	$1.0M, +/- $4M	—
Net income (loss) **	$(26.8	)M	$(85.0)M, +/- $5M	—
Earnings (loss) per ADS	$(0.11)		$(0.34), +/- $0.02	—

**	Net loss includes the negative profit impact from CSP accounting treatment, which was $19.0 million in fourth quarter 2004, and is projected to be approximately $14.9 million in first quarter 2005.

Guidance comments for year 2005:

–	R&D expenditures: approximately $130 million, compared to $118 million in 2004.

–	Capital expenditures: approximately $750 million, compared to $686 million in 2004. Capital expenditures are cash-flow based.

–	Depreciation and amortization: approximately $515 million, compared to $438 million in 2004.

–	Wafer capacity: approximately 140.0 thousand wafers (eight-inch equivalent) per month by end 2005, an increase of approximately 27 percent from capacity level at end 2004. For the same period, advanced capacity (0.13 micron and below) is planned to increase over 200 percent and represent approximately 33 percent of total.

CEO Closing Comments

“Though the market may continue to be soft in first half of the year, we are excited about the opportunities that are ahead of us in 2005 as we further expand our customer engagements in 0.13-micron technology and the newly qualified 0.11-micron technology. Even more exciting is the ramp of our first 300mm fab, Fab 7, for manufacturing 90nm SOI products. We are also making progress in additional customer engagements in 90nm technology, which I believe will help us to further increase our involvement in certain applications such as baseband and graphics.

“On our mature technologies, we expect utilization in 0.35-micron and above technologies to be higher than 0.25-micron and 0.18-micron technologies in the coming quarters, due to the better customer line-up and product diversity in Fab 2. We continue to focus on our efforts to diversify our customer and product exposure in our 0.18-micron and 0.25-micron technologies base by offering value-added solutions like OTP, eFLASH, High Voltage and RF technologies for growing markets such as display, power management and MCU applications.

“As we continue to address the opportunities and the challenges ahead of us, we remain committed to bringing Chartered back to sustained profitability. We are sparing no effort to achieve our goal to bring down our breakeven point to 75 percent utilization, which is approximately 10 percentage points below our current level, by the end of 2005. This requires that we ramp Fab 7 to a breakeven position at 9,000 wafers per month (twelve-inch) capacity by fourth quarter 2005,” concluded Chia.

Webcast Conference Call Today

Chartered will be discussing its fourth quarter 2004 results and first quarter 2005 outlook on a conference call today, January 28, 2005, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, January 27, 2005). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

Mid-Quarter Guidance

The Company provides a guidance update midway through each quarter. For first quarter 2005, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, March 4, 2005, Singapore time.

APPENDIX A

US GAAP Reconciliation Table

In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	4Q 2003	3Q 2004	4Q 2004	1Q 2005 Guidance	Year	Year
	Actual	Actual	Actual	Midpoint	2003	2004
Revenues(a)	$182.8M	$257.3M	$190.6M	$183.0M	$551.9M	$932.1M
Chartered’s share of SMP revenues	$54.4M	$49.2M	$14.1M	$10.0M	$175.8M	$170.8M
Revenues including Chartered’s share of SMP	$237.2M	$306.5M	$204.7M	$193.0M	$727.7M	$1,102.9M

ASP(a)	$911	$1,019	$994	$993	$911	$1,012
ASP of Chartered’s share of SMP revenues	$1,583	$1,419	$1,561	$1,385	$1,513	$1,492
ASP including Chartered’s share of SMP	$1,010	$1,068	$1,019	$1,008	$1,008	$1,065

(a)	Determined in accordance with US GAAP

Breakdown by Market Sector

Revenues (US GAAP)	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Communications	46%	52%	55%	47%	47%
Computer	31%	27%	26%	36%	30%
Consumer	20%	17%	15%	13%	18%
Other	3%	4%	4%	4%	5%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Communications	51%	64%	52%	54%	43%
Computer	36%	31%	44%	40%	47%
Consumer	11%	3%	2%	3%	10%
Other	2%	2%	2%	3%	0%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Communications	47%	55%	55%	48%	47%
Computer	32%	28%	29%	36%	31%
Consumer	18%	14%	13%	12%	17%
Other	3%	3%	3%	4%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP)	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Americas	65%	69%	68%	65%	71%
Europe	11%	9%	9%	9%	10%
Asia-Pacific	20%	19%	20%	22%	16%
Japan	4%	3%	3%	4%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Americas	47%	56%	44%	40%	15%
Europe	34%	30%	42%	46%	74%
Asia-Pacific	14%	10%	11%	12%	2%
Japan	5%	4%	3%	2%	9%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
Americas	61%	66%	64%	61%	67%
Europe	16%	13%	14%	15%	14%
Asia-Pacific	19%	18%	18%	20%	15%
Japan	4%	3%	4%	4%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP)	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
0.13 and below	13%	15%	18%	17%	27%
Up to 0.15	0%	0%	0%	0%	0%
Up to 0.18	17%	17%	18%	13%	15%
Up to 0.25	21%	20%	21%	21%	11%
Up to 0.35	26%	27%	30%	33%	28%
Above 0.35	23%	21%	13%	16%	19%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
0.13 and below	0%	2%	8%	9%	3%
Up to 0.15	69%	67%	48%	34%	39%
Up to 0.18	30%	30%	35%	42%	56%
Up to 0.25	1%	1%	9%	15%	2%
Up to 0.35	0%	0%	0%	0%	0%
Above 0.35	0%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004
0.13 and below	10%	12%	17%	16%	25%
Up to 0.15	16%	13%	8%	5%	3%
Up to 0.18	20%	20%	21%	18%	17%
Up to 0.25	16%	16%	19%	20%	11%
Up to 0.35	20%	22%	24%	28%	26%
Above 0.35	18%	17%	11%	13%	18%

Total	100%	100%	100%	100%	100%

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2005; projected revenues and average selling prices (including Chartered’s share of SMP); utilization rate, gross profit (loss), net income (loss) and earnings (loss) per ADS; commencement of commercial production in Fab 7 in mid-2005; our sourcing agreements with IBM and manufacturing of 90nm SOI products beginning in mid-2005; our sourcing and manufacturing technology agreements with AMD and manufacturing of AMD64 microprocessors in 2006; the timing of the trough of the semiconductors cycle; our expectation that 0.13-micron, 0.11-micron and 90nm technologies will be a large contributor to our revenues in 2005; our 2005 planned R&D expenditures, capital expenditures, depreciation and amortization and wafer capacity; the increase of the advanced capacity (0.13-micron and below); the progress in customer engagements in 90nm technology and the involvement in applications such as baseband and graphics; our expectation that utilization in 0.35-micron and above technologies to be higher than 0.25-micron and 0.18-micron technologies; the reduction of our breakeven point to 75 percent utilization by the end of 2005 and the equipping and ramping of Fab 7 to a breakeven position at 9,000 wafers per month (twelve-inch) capacity by fourth quarter 2005 reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2003	2004	2003	2004
Net revenue	$182,752	$190,608	$551,911	$932,131
Cost of revenue	171,655	189,856	648,330	769,318

Gross profit (loss)	11,097	752	(96,419)	162,813

Operating expenses:
Research and development	30,720	28,445	124,057	118,281
Fab start-up costs	2,292	9,942	9,219	33,199
Sales and marketing	10,256	8,939	38,748	37,751
General and administrative	10,729	8,025	40,762	35,555
Other operating expenses (income), net	11,530	(10,022)	(11,001)	(10,699)

Total operating expenses	65,527	45,329	201,785	214,087

Operating loss	(54,430)	(44,577)	(298,204)	(51,274)
Equity in income (loss) of SMP	14,682	(10,406)	23,194	27,563
Other income	5,172	24,767	23,186	52,299
Interest income	2,439	3,430	12,168	11,530
Interest expense	(10,333)	(4,654)	(42,222)	(30,093)
Foreign exchange gain (loss), net	(883)	1,298	(733)	1,320

Income (loss) before income taxes	(43,353)	(30,142)	(282,611)	11,345
Income tax benefit (expense)	138	3,314	(11,671)	(4,774)

Income (loss) before minority interest	(43,215)	(26,828)	(294,282)	6,571
Minority interest in loss of CSP	—	—	9,491	—

Net income (loss) prior to cumulative effect adjustment	(43,215)	(26,828)	(284,791)	6,571
Cumulative effect adjustment	—	—	(6,421)	—

Net income (loss)	$(43,215)	$(26,828)	$(291,212)	$6,571

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.02)	$(0.01)	$(0.11)	$0.00
Cumulative effect adjustment	—	—	(0.01)	—

Net income (loss) per share	$(0.02)	$(0.01)	$(0.12)	$0.00

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(0.17)	$(0.11)	$(1.14)	$0.03
Cumulative effect adjustment	—	—	(0.02)	—

Net income (loss) per ADS	$(0.17)	$(0.11)	$(1.16)	$0.03

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,505.4	2,509.2	2,502.3	2,508.4
Effect of dilutive options	—	—	—	8.5

Diluted net earnings (loss) per share	2,505.4	2,509.2	2,502.3	2,516.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.5	250.9	250.2	250.8
Effect of dilutive options	—	—	—	0.9

Diluted net earnings (loss) per ADS	250.5	250.9	250.2	251.7

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

Determined in accordance with US GAAP

	As of
	December 31,	December 31,
	2003	2004
ASSETS
Cash and cash equivalents	$905,472	$569,399
Receivables, net	176,788	143,148
Inventories	56,433	72,159
Prepaid expenses	5,027	6,723
Other current assets	15,237	1,858

Total current assets	1,158,957	793,287
Investment in SMP	62,257	93,765
Property, plant and equipment, net	1,539,440	1,914,515
Technology licenses, net	126,713	121,953
Other non-current assets	133,660	166,492

Total assets	$3,021,027	$3,090,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$71,543	$152,348
Current installments of long-term debt	223,660	352,985
Income taxes payable	28,607	23,421
Other current liabilities	152,825	94,967

Total current liabilities	476,635	623,721
Long-term debt, excluding current installments	989,092	882,745
Other non-current liabilities	60,745	77,915

Total liabilities	1,526,472	1,584,381
Shareholders’ equity	1,494,555	1,505,631

Total liabilities and shareholders’ equity	$3,021,027	$3,090,012

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

Determined in accordance with US GAAP

	For The Twelve Months Ended
	December 31,	December 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(291,212)	$6,571
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect adjustment	6,421	—
Equity in income of SMP	(23,194)	(27,563)
Depreciation and amortization	439,283	437,590
Foreign exchange loss (gain),net	26	(19)
Minority interest in loss of CSP	(9,491)	—
Gain on disposal of property, plant and equipment	(5,917)	(11,703)
Cancellation of employee bonus award plan	(27,531)	—
Other	5,551	(7,032)
Changes in operating working capital:
Receivables	(51,938)	10,064
Inventories	(35,158)	(15,726)
Prepaid expenses and other current assets	(946)	(180)
Payables and other current liabilities	34,160	(55,132)
Income taxes payable	8,029	(5,186)

Net cash provided by operating activities	48,083	331,684

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other assets	6,119	52,423
Purchase of property, plant and equipment	(220,761)	(686,252)
Payment for technology licenses	(59,705)	(37,083)
Payment for other investments and deposits, net	(110,000)	(31,803)

Net cash used in investing activities	(384,347)	(702,715)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	125,000	318,000
Repayments	(65,033)	(287,312)
Issuance of ordinary shares	2,993	2,001
Customer deposits, net	(32,123)	450
Others	—	1,800

Net cash provided by financing activities	30,837	34,939

Net decrease in cash and cash equivalents	(305,427)	(336,092)
Effect of exchange rate changes on cash and cash equivalents	(26)	19
Cash and cash equivalents at the beginning of the period	1,210,925	905,472

Cash and cash equivalents at the end of the period	$905,472	$569,399